March 26, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief
Tony Watson

	Re:	China Recycling Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference on March 14, 2013, this firm is filing a final response to the SEC Comment Letters, dated December 14, 2012, January 23, 2013, February 7, 2013, March 4, 2013 and March 20, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your March 20, 2013 comment letter followed by our response.

Upon learning from you that the SEC has no further comment, the Company will promptly file Amendment No. 1 to the Company’s Form 10-K for fiscal year ended December 31, 2011 with the SEC (as attached to the Company’s Response Letter, filed February 15, 2013).

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

Note 17: Shareholders’ Equity, page 78

Comment 1. We reviewed your response to the comment in our letter dated March 4, 2013. You did not provide us with your analysis at inception of all possible outcomes you considered in your evaluation of which component is predominate. In this regard, it appears to us there are two possible outcomes to consider. The first outcome being whether or not your stock price would be above $4 per share when you settled the agreement and the second outcome being whether or not your stock price would be below $4 per share when you settled the agreement. The analysis you provide should be both quantitative and qualitative. The quantitative part of the analysis should consider your stock price and volatility and the qualitative part should consider any other pertinent information you considered. Based on these quantitative and qualitative factors, you should tell us the likelihood of achieving both outcomes (i.e., 20%, 50% or 90%).

United States Securities and Exchange Commission

March 26, 2013

Response:

There were three possible outcomes we considered at inception: the stock price would be above $4 per share, equal $4 per share, and below $4 per share when we settle the agreement.

As set forth in our previous responses, and disclosed in our filings, the Company and Mr. Dong entered into that certain Transfer Agreement on June 29, 2010. Concurrently, the Company had been diligently preparing for an initial public offering (“IPO”) and working with its investment banks and legal counsel. The Company with guidance from its investment bankers decided to set an IPO price at above $4 per share. In addition. the Company had just listed on the NASDAQ Global Market on March 17th 2010, which, at that time, had a $4 minimum bid price initial listing requirement. As of June 29, 2010, the Company’s stock price was $3.63, and our average stock price, from January 1, 2010 to the date of the Transfer Agreement, was $4.02. Further, a signed letter of intent, as well as the draft underwriting agreement, between the Company and the engaged underwriter, each reflect a clear intent to set an IPO price between $6 to $7. In addition, as further support for our position, in fiscal year 2010, a reputable, third-party investment bank prepared a comprehensive valuation analysis, that indicated a price target of $6.00 per share, citing that the Company was trading at a “well below averages of 4.4x [P/E multiple] for small cap Chinese Cleantech companies listed in the US” and historical averages of listed clean technology and environmental remediation companies. Therefore, the Company expected an IPO price of at least $4 per share, and entered into the above mentioned agreement with Mr. Dong, which provided that the Company would issue shares to Mr. Dong at a price equal to our IPO price, but in no circumstance at a price less than $4 per share.

Even though our stock price was subject to fluctuations and relatively high volatility (over 100%), these factors were not strong indicators and/or references to estimate our stock price for a future settlement date, given that it is very common for US-listed China based companies to have limited trading volumes and given our specific facts, which include the following: (i) our stock price, as of the date of the Transfer Agreement (June 29, 2010) was $3.63; (ii) our average stock price in 2010 was in the range of $3 - $5; (iii) from January 1, 2010 to the date of the Transfer Agreement, our average stock was $4.02; (iv) $4 per share was the initial threshold stock price to be listed on NASDAQ, (v) we operate in the energy-saving and environment protection sectors, both of which are supported by the PRC government and attractive to investors; (vi) our steady, continuous growth, which was based, in part, on an increased number of energy saving projects launched, and (v) information that we received from the investment banks that we worked with on IPO that our stock price would be significantly above $4. Given these facts, the Company was very confident, with the probability of 60 – 70%, that our IPO or settlement date stock price would be no less than $4. The Company analyzed all of the facts and surrounding circumstances and logically concluded that, despite external factors, the issuance to Mr. Dong would occur at a share price equal to, or greater than, $4 per share.

We believed, at inception, that the probability of a settlement date stock price below $4 would likely be significantly lower than the probability of a settlement date stock price above $4 (see above), and that if such occurred it would likely be due to our limited trading volume, which could lead to an unstable stock price. Our stock price started to drop below $3 in the 1st quarter of 2011. We believe this drop was due to external factors, such as the impact of an increased number of short selling articles and investigations and securities lawsuits against US listed China based companies, which resulted in an overall negative market sentiment towards US listed China based companies. We firmly believed the reduced share price was not indicative of the Company’s true fair value and financial condition, and we didn’t expect the price to be below $4 on the settlement date. Our already initiated IPO timing schedule was affected, delayed, suspended and eventually aborted due to the unfavorable environment towards US listed China based companies and our share price, unexpectedly got worse and more severe in the latter half of 2011 and 2012. This unexpectedly caused our IPO timing to be unpredictable, because, for the reasons mentioned above, we did not want to launch an IPO at a stock price below $4 per share. Mr. Dong was aware of this prolonged unfavorable investment environment towards US listed China based public companies and did not want to wait for our IPO and felt that an immediate share issuance at $4 per share was in his best interests. Therefore on November 22, 2011, he requested the issuance of shares at the $4 per share price indicated in the Transfer Agreement. Given that our stock price was $1.2 on the issuance date, we recorded a gain on the settlement of Dong’s liability through issuance of the shares.

United States Securities and Exchange Commission

March 26, 2013

I will confirm with you within the next 48 hours whether our response is satisfactory, and, if so, we will file the Form 10-K/A attached to our previous responses. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.